

January 6, 2016

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

> Re: Smart Trust, Miller/Howard North American Energy Development Trust, Series 1
> File Nos. 333-208396 and 811-21429

Dear Mr. Anderson:

On December 9, 2015, you filed a registration statement on Form S-6 for Smart Trust, Miller/Howard North American Energy Development Trust, Series 1 (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Investment Objective (Page A-3)

1. The investment objective is to seek "total return potential through capital appreciation and current dividend income, with a preferred emphasis on current dividend income." The disclosure under "Principal Investment Strategy" indicates that the Trust will invest in a portfolio primarily consisting of common stock of companies and interests in MLPs. Please explain to us how the Trust will emphasize "current dividend income" in light of its investments in MLPs, which may distribute returns of capital.

Investment Summary — Principal Investment Strategy (Page A-3)

2. The first sentence states that Trust portfolio *primarily* consists of common stock and interests in MLPs. Please disclose any other investments that are principal investment strategies of the Trust.

3. Please add disclosure of the Trust's market capitalization policy (*e.g.*, whether it invests in companies with small market capitalizations) and please add any corresponding risks of such investments to the Principal Risk Considerations section.

4. Inasmuch as the Trust intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code (as disclosed on page B-14), please disclose that the Trust may not invest more than 25% of its total assets in MLPs.

5. The second sentence states that the portfolio consultant selected companies including "upstream and midstream energy companies". Please describe upstream and midstream energy companies.

6. The second sentence states that the portfolio consultant selected securities "based upon perceived opportunities due to the increased abundance of oil and natural gas in North America within the context of an increasingly scarce supply of oil globally over the long term." In light of recent events, please qualify this disclosure to describe the current downtrend trend in oil prices and increase in supply of oil. In addition, under "Principal Risk Considerations", please add appropriate risk disclosure of how recent events in the energy sector (*e.g.*, downward trend in oil and gas prices) may negatively impact the Trust's investments.

7. The last sentence states that "at least 80% of the Trust's net assets will be invested in securities of companies and MLPs engaged in energy development and related fields that are organized in North American countries." Please respond to the following comments with respect to this investment policy.

   a. Please define the term "energy development" for purposes of this investment policy. Please define such term to exclude midstream companies that distribute (rather than develop) energy.

   b. Please disclose the types of activities included in "related fields". If such activities are not energy development activities, please delete the reference to "related fields" from the investment policy.

   c. Please disclose the criteria used to determine that a company is "engaged in" energy development (*e.g.*, companies that derive greater than 50% of their revenue from energy development). *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

   d. Please define "North American countries" for purposes of this investment policy.

   e. Please explain to us how being organized in a North American country demonstrates that a company has economic ties to North America.

Risk Considerations (Page B-1)

8. The first sentence states that this section describes the "main risks" that can impact the value of the securities in the Trust. Please add disclosure to the Principal Risk Considerations section on pages A-3 and A-4 of any of these "main risks" that are not included there.

Tax Status — Distributions (Page B-19)

9. The fourth sentence of the second paragraph states that the Trust "may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you." Please describe the short term and long term tax implications of this type of distribution. In addition, please add disclosure to the Principal Risk Considerations section that distributions may include returns of capital and the consequences of this type of distribution, as noted above.

GENERAL COMMENTS

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<p style="text-align:center">* * * * * * *</p>

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel